EXHIBIT 99.1 - EXPLANATION OF RESPONSES
 (11)  On May 4, 2017, the Issuer entered into a Note Purchase Agreement (the
"Note Purchase Agreement") with LVP VIII and other preferred stockholders, pursuant to which such stockholders have agreed to purchase from the Issuer, at the Issuer's election, one or more subordinated convertible promissory notes
("Notes"), having an aggregate maximum principal amount of $25 million.
Effective July 6, 2017, the Note Purchase Agreement was amended (the
"Amendment") to provide that (among other things), (i) if and when issued, the
Notes will have an interest rate of 8.0% per annum and will mature 18 months from the date of issuance, and (ii) at any time on or after December 1, 2019, at the Issuer's election, the Issuer may convert the amounts outstanding under the
Notes, if any, into common stock at the initial public offering price of $7.00 per share. The maximum amount that LVP VIII would be required to loan the Issuer under the Note Purchase Agreement is $4,275,000. The Amendment was structured to comply with Rule 16b-3 of the Securities Exchange Act. of 1934, as amended.